SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                              GEORGIA POWER COMPANY

                                 (the "Company")

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.      Type of security or securities.

             In connection with the issuance and sale by the Development Authority of Burke County (the "Authority") of $78,725,000 Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), First Series 2000 (the "Revenue Bonds"), the Company issued a promissory note dated August 29, 2000 in the principal amount of $78,725,000 (the "Note"), evidencing the obligation of the Company to repay the Authority's loan (the "Loan") to it of the proceeds of the Revenue Bonds.

Item 2.      Issue, renewal or guaranty.

             Issue.

Item 3.      Principal amount of each security.

             See Item 1 hereinabove.

Item 4.      Rate of interest per annum of each security.

             The Note will bear interest at the rate of interest borne by the Revenue Bonds.

             Initially, the Revenue Bonds will bear interest from the date of their original issuance and delivery at a Long-Term Interest Rate of 4.53% per annum for a Long-Term Interest Rate Period ending March 1, 2002.


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Item 5.      Date of issue, renewal or guaranty of each security.

             August 29, 2000.

Item 6.      If renewal of security, give date of original issue.

             Not Applicable.

Item 7.      Date of maturity of each security.

             September 1, 2030, subject to prepayment or prior redemption.

Item 8. Name of person to whom each security was issued, renewed or guaranteed.

             The Note was issued in favor of the Authority and assigned by it to The Bank of New York, as trustee (the "Revenue Bond Trustee") for the benefit of the holders of the Revenue Bonds.

Item 9.      Collateral given with each security, if any.

             None.

Item 10.     Consideration received for each security.

             The Company issued the Note in consideration of the Loan in the amount of $78,725,000 (the "Loan Proceeds").

Item 11.     Application of proceeds of each security.

             The Loan Proceeds have been deposited with the Revenue Bond
             Trustee.

             The proceeds from the Note will be applied, along with other moneys of the Company, to refund (i) $28,725,000 aggregate principal amount of the Authority's 6 5/8% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Seventh Series 1994 which are being called for redemption in October 2000 and (ii) $50,000,000 aggregate principal amount of the Authority's 4 3/8% Pollution Control Revenue Bonds (Georgia Power Company Plant Vogtle Project), Sixth Series 1995 maturing on November 1, 2000.


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Item 12.     Indicate by a check after the applicable statement below
             whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

                  a.       the provisions contained in the first sentence of
                           Section 6(b)___

                  b.       the provisions contained in the fourth sentence of
                           Section 6(b)___

                  c. the provisions contained in any rule of the Commission other than Rule U-48_X_

Item 13.     Not Applicable.

Item 14.     Not Applicable.

Item 15.     If the security or securities are exempt from the provisions of
             Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

             Rule 52.


Date:  August 30, 2000                         GEORGIA POWER COMPANY



                                               By:  /s/Wayne Boston
                                                     Wayne Boston
                                                  Assistant Secretary